SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

/___/ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________.

Commission file number 1-8529

The Legg Mason
Profit Sharing and 401(k) Plan and Trust
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Legg Mason, Inc.
100 Light Street
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Financial Statements
December 31, 2004 and 2003

The Legg Mason Profit Sharing and 401(k) Plan and Trust
Index
December 31, 2004 and 2003

* The other schedules required by 29 CFR 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Registered Public Accounting Firm

To the Trustees of The Legg Mason Profit Sharing and 401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Legg Mason Profit Sharing and 401(k) Plan and Trust (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, MD
June 16, 2005

The Legg Mason Profit Sharing and 401(k) Plan and Trust
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Cash	$ 390,978	$ 622,181
Investments, at fair value		
Participant-directed investments	721,080,748	604,069,367
Loans to participants	10,521,036	9,485,137
Total investments	731,601,784	613,554,504
Contributions receivable		
Employer	35,958,514	25,749,007
Employee	3,185,523	2,799,799
Net assets available for benefits	$ 771,136,799	$ 642,725,491

See accompanying notes to the financial statements.

The Legg Mason Profit Sharing and 401(k) Plan and Trust
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2004

Additions to net assets attributable to	
Contributions	
Employer	$ 35,958,514
Employee	33,513,487
	69,472,001
Interest and dividend income	16,779,542
Net appreciation in fair value of investments	76,633,953
Total additions	162,885,496
Deductions from net assets attributable to	
Benefits paid to participants	37,839,508
Total deductions	37,839,508
Net increase	125,045,988
Transfer in of LMRES Plan assets (see Note 1)	3,365,320
Net assets available for benefits	
Beginning of year	642,725,491
End of year	$771,136,799

See accompanying notes to the financial statements.

1. Description of Plan

The following description of the Legg Mason Profit Sharing and 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan which covers substantially all employees of Legg Mason Wood Walker, Incorporated, ("LMWW"), and affiliated participating companies (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). An employee becomes eligible to participate in the Plan on their date of hire. A participant shares in employer contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Contributions
Contributions by employees are voluntary and may be composed of all or any of the following:

A. A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code.

B. A voluntary compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant's behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% nor more than 50% of the compensation that would otherwise have been paid to the participant during the Plan year.

The Company will contribute a matching contribution to all eligible employees equal to 50% of the employee's contribution up to 6% of such employee's annual earnings up to a maximum of $3,000 per employee annually. Additionally, the Company may make discretionary profit sharing contributions to the Plan.

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions, (b) Plan earnings/losses, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in voluntary contributions, rollover contributions, and income earned thereon. Participants will immediately vest in the Company's matching contribution only if they are eligible to receive one. Vesting in the Company's discretionary profit sharing contributions are based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant's account becomes 100% vested in the profit sharing contribution, regardless of years of service, at age 65 or in the event of permanent disability or death.

Payment of Benefits
Upon an employee's withdrawal from the Plan or a break in service of more than five years, any non-vested portion of a participant's account is forfeited and is reallocated to participants' accounts in the same proportion as the Company's contribution to the Plan attributable to the Plan year in which the forfeitures occurred.

Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan.

Loans to Participants
Participants are eligible to obtain loans from the Plan. Participants can borrow up to 50% of their vested account balance, but not more than $50,000 less the highest outstanding loan balance during the preceding twelve months. Loan repayment periods range from one to twenty-nine years. The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan. As of December 31, 2004, interest rates on these loans ranged from 5.0% to 10.5%. The Company has the authority to deny plan loans to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending loans to participants, however, it may not affect the terms or provisions of any loans outstanding at that time.

Administrative Expenses
The Company pays all of the administration and operations expenses of the Plan.

Fund Transfers
During 2004, three funds were eliminated from the Plan: AIM Global Growth, MFS Research and Alliance Premier Growth Fund. All balances in these three funds were automatically moved to the following funds unless directed otherwise by the participants:

Transfer Date	Transfer From	Transfer To
February 17	AIM Global Growth Fund	Templeton World Fund
February 17	MFS Research, Class A	Davis Opportunity Fund
February 17	Alliance Premier Growth Fund	American Growth Fund of America

As a result of these transactions, $7,447,682 was directed by the Company into the three new funds listed above.

Effective January 1, 2004, the plans assets of Legg Mason Real Estate Services ("LMRES"), a wholly owned subsidiary of the Company, merged into the Plan and all employees of LMRES became eligible to participate in the Plan. Assets of $3,267,824 were transferred into the Plan on January 17, 2004.

2. Significant Accounting Policies

A. Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

B. Investments Valuation and Income Recognition
Plan investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value per share and shares of common stock are valued at quoted market prices. Unit values of the common stock fund are based on the quoted market price of common stock held by the fund, along with cash equivalents. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are reflected on a trade date basis.

Dividend income is recorded on the ex-dividend date. Dividends earned from mutual fund investments and the Legg Mason Common Stock Fund are reinvested into additional shares of those funds. Dividends earned from Legg Mason stock are reallocated to other funds based on current investment elections. Interest income is accrued as earned.

The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

C. Contribution
Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are made annually and recorded in the period to which it relates.

D. Payment of Benefits
Benefits are recorded when paid.

E. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deduction from Plan assets during the reporting period. Actual results could differ from those estimates.

F. Risks and Uncertainties

The Plan provides for investment options in mutual funds. Investment securities held by mutual funds are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

G. Investment Options

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year).

Participants may change their investment options and transfer amounts between funds daily.

3. Employer Contribution

The Company approved discretionary contributions for 2004 and 2003 of $28,349,961 and $19,387,105, respectively. The Company made matching contributions aggregating $7,608,552 in 2004 and $6,361,902 in 2003. These Company contributions were transferred to the Plan subsequent to December 31 of each year, and accordingly, are included in contributions receivable in the financial statements.

4. Investments

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31, 2004	December 31, 2003
Legg Mason Special Investment Trust, Institutional Class, 2,297,070 and 2,273,426 shares, respectively	$ 122,043,325	$ 113,353,036
Legg Mason Value Trust, Institutional Class, 3,149,045 and 3,235,132 shares, respectively	223,928,563	203,425,090
Legg Mason Opportunity Trust, Institutional Class, 5,201,650 and 4,172,004 shares, respectively	82,082,035	57,365,058
Legg Mason Common Stock Fund, 1,249,678 shares at December 31, 2004	45,088,384	- *
Legg Mason Cash Reserve Trust, 40,196,540 shares at December 31, 2003	- *	40,196,540

* Does not meet the five percent requirement in the respective year.

During 2004, the Plan's investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 58,548,946
Common stock investments	18,085,007
	$ 76,633,953

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

6. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Forfeitures

Terminating members of the Plan are paid the current value of the vested balance in their plan account as soon as administratively feasible. Unvested amounts are forfeited and reallocated to continuing participants in the year in which they are forfeited. For the year ended December 31, 2004, forfeitures were $506,358. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations.

8. Other Matters

The Plan invests in shares of Legg Mason, Inc. common stock which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from an old plan. Sales of $154,817 of Legg Mason, Inc. common stock were made during 2004. There were no purchases of Legg Mason, Inc. common stock. The market value of Legg Mason, Inc. common stock at December 31, 2004 was $14,738,219.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan are held by LMWW in interest bearing investment accounts. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by a third party custodian.

Sales of $7,316,319 and purchases of $12,193,353 of the Legg Mason Common Stock Plan units were made during 2004. The market value of the Legg Mason Stock Plan at December 31, 2004 was $45,088,384.

LMWW serves as distributor for the Legg Mason Funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason Funds. The Legg Mason Funds in the Plan qualify as a party-in-interest.

9. Subsequent Events

On January 1, 2005, the Plan changed recordkeepers to The 401(k) Company. The Plan was in blackout until January 18, 2005.

SUPPLEMENTAL SCHEDULE

The Legg Mason Profit Sharing and 401(k) Plan and Trust
Schedule of Assets (Held at End of Year)
December 31, 2004 — Schedule I

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	No. of shares	Current Value
Legg Mason Value Trust, Institutional Class*	Registered Investment Company	3,149,045	$ 223,928,563
Legg Mason Special Investment Trust, Institutional Class*	Registered Investment Company	2,297,070	122,043,325
Legg Mason Cash Reserve Trust*	Registered Investment Company	34,943,260	34,943,260
Legg Mason American Leading Companies Trust, Institutional Class*	Registered Investment Company	603,774	13,615,093
Legg Mason Limited Duration Bond Portfolio, Institutional Class*	Registered Investment Company	594,143	6,161,259
Legg Mason High Yield Portfolio, Institutional Class*	Registered Investment Company	413,462	3,890,674
Legg Mason International Equity Trust, Institutional Class*	Registered Investment Company	156,307	2,185,166
Legg Mason Investment Grade Income Portfolio, Institutional Class*	Registered Investment Company	227,800	2,464,801
Legg Mason Opportunity Trust, Institutional Class*	Registered Investment Company	5,201,650	82,082,035
Legg Mason U.S. Small Cap Value Trust, Institutional Class*	Registered Investment Company	616,905	9,858,144
LM Growth Trust, Institutional Class	Registered Investment Company	41,803	1,271,646
Western Asset Core, Institutional Class*	Registered Investment Company	779,944	8,953,757
Legg Mason Common Stock*	Common Stock	201,177	14,738,219
Legg Mason Common Stock Fund*	Unitized Fund	1,249,678	45,088,384
Legg Mason Balanced Trust, Institutional Class*	Registered Investment Company	10,438	117,117
Royce Pennsylvania Mutual Fund, Investment Class*	Registered Investment Company	1,369,558	13,887,318
Templeton World, Class A	Registered Investment Company	1,688,452	29,934,528
Franklin Small Cap Growth, Class A	Registered Investment Company	300,999	10,282,126
EuroPacific Growth Fund Class A	Registered Investment Company	718,496	25,600,028
Washington Mutual Investors Class A	Registered Investment Company	600,809	18,492,898
Eaton Vance Income of Boston Class A	Registered Investment Company	490,060	3,224,595
PIMCO Foreign Bond	Registered Investment Company	188,493	1,973,521
PIMCO Total Return	Registered Investment Company	341,331	3,642,006
SSGA S&P 500 Index	Registered Investment Company	433,206	8,651,128
T. Rowe Price Small Cap Stock Fund	Registered Investment Company	310,561	9,882,040
Dodge and Cox Balanced Fund	Registered Investment Company	116,853	9,272,279
NorthTrack PSE Tech 100 Index Fund	Registered Investment Company	167,102	3,784,864
Davis Opportunity Fund Class Y	Registered Investment Company	265,564	6,323,084
American Growth Fund of America	Registered Investment Company	174,969	4,788,890
Participant loans	Maturity dates range from 2005 to 2033 interest rates range from 5.0 to 10.5%		10,521,036
Total investments			$ 731,601,784

* Denotes a party-in-interest as defined by ERISA.

EXHIBIT INDEX

Exhibit No.		Page No.
23.1	Consent of Independent Registered Public Accounting Firm	17
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	18
99.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2005

THE LEGG MASON PROFIT SHARING AND
401(k) PLAN AND TRUST

By: ______________________________
Joseph E. Timmins III
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66891) of Legg Mason, Inc. of our report dated June 16, 2005 relating to the financial statements of The Legg Mason Profit Sharing and 401(k) Plan and Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Baltimore, Maryland
June 24, 2005

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the "Plan") on Form 11-K for the period ending December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Raymond A. Mason, Chief Executive Officer of Legg Mason, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Raymond A. Mason
Chief Executive Officer
June 27, 2005

Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the "Plan") on Form 11-K for the period ending December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Charles J. Daley, Jr., Principal Financial Officer of Legg Mason, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Charles J. Daley, Jr.
Principal Financial Officer
June 27, 2005